Martin Midstream Partners L.P.

4200 Stone Road

Kilgore, Texas 75662

(903) 983-6200

April 9, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Martin Midstream Partners L.P. and Martin Midstream Finance Corp. Exchange Offer and Registration Statement on Form S-4 Filed on April 9, 2013

Ladies and Gentlemen:

In connection with the exchange offer (the “Exchange Offer”) being made by Martin Midstream Partners L.P. and Martin Midstream Finance Corp. (together, the “Company”) pursuant to the prospectus contained in the Registration Statement on Form S-4 filed today with the Securities and Exchange Commission (the “Commission”) and the related letter of transmittal, this letter will confirm the following:

(1) The Company is registering the Exchange Offer in reliance upon the position of the Staff of the Commission set forth in the no-action letters issued to: (i) Exxon Capital Holdings Corporation (April 13, 1988); (ii) Morgan Stanley & Co. Incorporated (June 5, 1991) and (iii) Shearman & Sterling (July 2, 1993) (collectively the “No-Action Letters”).

(2) The Company has not entered into any arrangement or understanding with any person to distribute the 7.250% Senior Unsecured Notes due 2021 to be received in the Exchange Offer (the “Exchange Notes”) in exchange for the Company’s outstanding 7.250% Senior Unsecured Notes due 2021 (the “Outstanding Notes”) and, to the best of the Company’s information and belief, each person participating in the Exchange Offer (i) is acquiring the Exchange Notes in the ordinary course of its business, (ii) is not participating in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer, (iii) is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) and (iv) did not purchase such Outstanding Notes to be exchanged for Exchange Notes directly from the Company to resell pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act. In addition, to the best of the Company’s information and belief, each person participating in the Exchange Offer who is not a broker-dealer is not engaged in and does not intend to engage in a distribution of the Exchange Notes. In this regard, the Company will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person

(i) could not rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. The Company acknowledges that such a secondary resale for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

(3) A broker-dealer may participate in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making or other trading activities; provided, that the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes and the Company (i) will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act as described in paragraph (2) above in connection with any resale of such Exchange Notes, and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision providing that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The transmittal letter to be executed by the exchange offeree in order to participate in the Exchange Offer includes a representation to the effect that by accepting the exchange offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

Sincerely,

MARTIN MIDSTREAM PARTNERS L.P.

By:	Martin Midstream GP LLC, its General Partner

By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	Executive Vice President and Chief Financial Officer

MARTIN MIDSTREAM FINANCE CORP.

By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	Executive Vice President and Chief Financial Officer

MARTIN OPERATING GP LLC

By:	Martin Midstream Partners L.P., its sole Member

By:	Martin Midstream GP LLC, its General Partner

By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	Executive Vice President and Chief Financial Officer

MARTIN OPERATING PARTNERSHIP L.P.

By:	Martin Operating GP LLC, its General Partner

By:	Martin Midstream Partners L.P., its sole member

By:	Martin Midstream GP LLC, its General Partner

By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	Executive Vice President and Chief Financial Officer

REDBIRD GAS STORAGE LLC

By:	Martin Operating Partnership L.P., as sole member

By:	Martin Operating GP LLC, as general partner

By:	Martin Midstream Partners L.P., as sole member

By:	Martin Midstream GP LLC, as general partner

By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	Executive Vice President and Chief Financial Officer

MOP MIDSTREAM HOLDINGS LLC

By:	Martin Operating Partnership L.P., as sole member

By:	Martin Operating GP LLC, as general partner

By:	Martin Midstream Partners L.P., as sole member

By:	Martin Midstream GP LLC, as general partner

By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	Executive Vice President and Chief Financial Officer